

MADE FOR LIFE

lUVU 2017 Current Investor Handout
OTCQB: LUVU

We have experienced periods of fast growth and slow growth (and yes, even negative growth). But regardless of the economic climate, our Company has continued to evolve, and since inception, we have produced and sold $100 million of Liberator products and grossed over $165 million for all brands combined. And we think that's something to be proud of!

> **June 2017 marks the beginning of our 16th year of operation. Over the last 15 years, our Company has continued to evolve and, since inception, we have produced and sold $100 million of Liberator products and grossed over $165 million for all brands combined.**

In addition to the Liberator product line, our Jaxx Living collection has grown to become one of the leading domestic producers of fashion bean bags and casual indoor/outdoor loungers. Over the past 12 months, the Jaxx brand had net sales of $2.7 million, mostly through web retailers and Amazon. And with our innovations in vacuum compression, we believe the potential for our Zipline collection of modular chairs, loveseats and sofas is enormous. With this new packaging design consumers can now purchase a comfortable, durable and contemporary sleeper-loveseat in box, carry it to their car, and easily move it into their home or apartment.

Earlier this calendar year, we decided to allocate all our resources on selling our own branded products and, as a result, we ended our adult toy distribution relationships. This enables us to utilize our warehouse space, sales personnel and employees to focus on expanding the Liberator, Jaxx and Avana brands, which are sold at significantly higher gross margins. So although we expect to experience a short-term decline in net sales, we should also see an improvement in the gross profit as a percentage of net sales. And, because we are more focused on selling our branded products, we also expect to see acceleration in the rate of sales growth for those products.

Our vision for Luvu Brands has not changed. We continue to believe that our long-term success is based on providing customers with products that enhance intimacy and sleep and add fun back into casual seating. We strive to reduce our carbon footprint through vacuum compression and re-purposing our foam scrap into useful products. We act with conscious intent to provide a meaningful solution to our customers' needs while keeping sewn goods manufacturing here in America.

Thank you for your continued support and confidence.

Louis Friedman

President & CEO

Our Brands







LIBERATOR BEDROOM ADVENTURE GEAR is rapidly expanding into Europe with the launch of several sites tailored to the EU audience. Earlier this year, we expanded our retail presence by offering a new selection of goods to help sell and display in the point-of-purchase environment. Through distribution and direct sales, the brand has just begun to sink its teeth into an otherwise untapped market. Liberator maintains its connection to its many fans through an on-going marketing outreach through highly successful email blasts, traditional advertising in mainstream publications, social media, and connecting with bloggers and press. The operation will continue to tailor its message, marketing, and offering towards audiences across the globe. In addition, we continue to develop as a distributer and retailer of other brands such as L'Amourose.

JAXX CASUAL LIVING continues to dominate on third party websites, including Brookstone, Amazon, and Wayfair. 2016 allowed the brand to move into a retail space with the development of compressed packaging and opening a factory store in our Atlanta facility. Marketing efforts were continued through an increased presence on social media and presenting consumers and retailers with a new selection of photography and video. The Zipline Modular Collection and other solid foam furniture pieces will break out as front runners for the brand. With the aim of getting the compact boxes onto retail shelves, the Zipline Collection is poised to redefine Jaxx.

AVANA COMFORT, although a new kid on the block, has become an increasingly popular revenue stream for Luvu. Desirable new fabrics and products were introduced, and the brand is given an edge in the marketplace though quality American manufacturing. In 2016, a new mobile-enabled website was launched that will provide more traffic and SEO, as well as a direct link to the company. Earlier this year we expanded the brand to 'sleep technology' and further developed products to fit into that niche, such as pillows, mattress toppers, and bed supports. Included in this is a fresh take on the brand aesthetics, although the core values of producing the most luxurious sleep products available remains unchanged.

SAFE HARBOR / FORWARD LOOKING STATEMENT

This investor presentation contains forward-looking information and other forward-looking statements within the meaning of applicable U.S. securities laws.

Forward-looking statements involve significant known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Luvu Brands, Inc., to be materially different from any future plans, goals, targets, objectives, results, performance or achievements expressed or implied by such forward-looking statements. As a result, such forward-looking statements should not be read as guarantees of future performance or results, should not be unduly relied upon, and will not necessarily be accurate indications of whether or not such results will be achieved. Such matters involve risks and uncertainties that may cause actual results to differ materially, including the following: changes in economic conditions; general competitive factors; acceptance of the Company's products in the market; the Company's success in obtaining new customers; the Company's success in product development; the Company's ability to execute its business model and strategic plans; the Company's success in integrating acquired entities and assets, and all the risks and related information described from time to time in the Company's filings with the Securities and Exchange Commission ("SEC"), including the financial statements and related information contained in the Company's Annual Report on Form 10-K and interim Quarterly Reports on Form 10-Q.

NON-GAAP FINANCIAL MEASURE

Adjusted EBITDA represents net income before interest income, interest expense, income taxes, depreciation, amortization, loss on disposal of fixed assets, and stock-based compensation expense. We have excluded the non-cash expense, stock-based compensation, as it does not reflect the cash-based operations of the Company. Adjusted EBITDA is a non-GAAP financial measure which is not required by or defined under GAAP (Generally Accepted Accounting Principles). The presentation of this financial measure is not intended to be considered in isolation or as a substitute for the financial measures prepared and presented in accordance with GAAP, including the net income of the Company or net cash used in operating activities. Management recognizes that non-GAAP financial measures have limitations in that they do not reflect all of the items associated with the Company's net income or net loss as determined in accordance with GAAP, and are not a substitute for or a measure of the Company's profitability or net earnings. Adjusted EBITDA is presented because we believe it is useful to investors as a measure of comparative operating performance and liquidity, and because it is less susceptible to variances in actual performance resulting from depreciation and amortization and non-cash charges for amortization of debt issuance costs and stock-based compensation expense.

CONTENTS



luvu BRANDS | COMPANY UPDATE

Since 2013, Net Sales up 26%

Net Sales – FY 2013 to TTM December 2016


18,000,000
15,500,000
13,000,000
10,500,000
8,000,000
FY '13
FY '14
FY '15
FY '16
TTM Dec '16

5 Year CAGR +6%

Since 2013, Net Sales up 26%

Quarterly Net Sales: FY 2015, FY 2016 and YTD FY 2017


6,000,000
4,500,000
3,000,000
1,500,000
Q1
Q2
Q3
Q4
2015
2016
2017

Mainstream is embracing Sexual Wellness

SHIPMENTS TO AND THROUGH AMAZON (ALL PRODUCTS)
FY 2012 to TTM December 2016


6,000,000
4,500,000
3,000,000
1,500,000
FY '12
FY '13
FY '14
FY '15
FY '16
TTM Dec '16

5 Year CAGR +48%

luvu BRANDS | *COMPANY UPDATE*

Sales to Brookstone, Drugstore.com, eBay, Overstock, Target, Walgreens, Walmart, Wayfair

SHIPMENTS TO OTHER MAINSTREAM (EXCLUDING AMAZON)
FY 2011 to TTM December 2016



2,200,000
1,650,000
1,100,000
550,000
FY '12
FY '13
FY '14
FY '15
FY '16
TTM Dec '16

3 Year CAGR +59%

luvu BRANDS | COMPANY UPDATE

New Packaging is Yielding Results

SHIPMENTS OF LIBERATOR-BRANDED PRODUCTS
FY 2012 to TTM December 2016



10,000,000
7,500,000
5,000,000
2,500,000
FY '12
FY '13
FY '14
FY '15
FY '16
TTM Dec '16

3 Year CAGR +12%

luvu BRANDS | *COMPANY UPDATE*

JAXX AND AVANA SALES (COMBINED)

FY 2013 to TTM December 2016



4,000,000
3,000,000
2,000,000
1,000,000
FY '13
FY '14
FY '15
FY '16
TTM Dec '16

4 Year CAGR +30%



Improved EBITDA

Adjusted EBITDA: FY 2012 to TTM December 2016

3 Year CAGR **+86%**



Five Focus Areas Designed to Accelerate Growth & Create Sustained Profitability

1. Continue to deliver more value to our customers.

2. Increase factory automation to reduce production costs. Installed roll compression machine during Q3.

3. Focus on growing our ecommerce revenue for Liberator, Jaxx and Avana.

4. Expand our European distribution and market share.

5. Refinance our debt to reduce interest expense.

CONTENTS



First Half of 2017 Financial Results



YTD Net Sales ($000)

9,300
8,975
8,650
8,325
8,000

YTD FY 2016   YTD FY 2017



Q2 Net Sales ($000)

5,200
5,100
5,000
4,900
4,800

Q2 FY '16   Q2 FY '17

First Half of 2017 Financial Results

Adjusted EBITDA ($000)



SG&A Expense ($000)



CONTENTS





Summary and Outlook

1. Continue to improve cash flow from operations through more automation and a focus on higher margin products. Stopped selling low-margin Tenga products

2. Continue to grow sales in all channels, especially the higher margin e-commerce channels

3. Pay down debt to improve the balance sheet

4. Increase shareholder communications